Exhibit 99.5

27 March 2012

James Hardie Contributes 35% of ATO refund to

Asbestos Injuries Compensation Fund

James Hardie Industries SE (James Hardie or the company) advises that it will make an early contribution of A$132.3 million (US$138.7 million) to Asbestos Injuries Compensation Fund (AICF) on 2 April 2012, approximately three months earlier than this amount would ordinarily be contributed. The early contribution is in accordance with arrangements agreed with the NSW Government and AICF. The early contribution is equivalent to 35% of amounts received from the Australian Taxation Office (ATO) by RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company.

James Hardie believes that the early receipt of this contribution will be of considerable benefit to AICF, including enabling AICF to repay A$29.7 million borrowed in February 2012 from the NSW Government under its A$320.0 million standby loan facility entered into in 2010.

Background

In February and March 2012 RCI received a total of A$369.8 million (US$396.2 million) from the ATO in connection with the notice of amended assessment issued by the ATO on 27 February 2012. Additional funds are expected to be received by RCI during the year ended 31 March 2013 in connection with the reimbursement of a portion of RCI’s legal costs.

Supplementary Financial Information

As a result of the notice of amended assessment and the receipt of amounts from the ATO during the fourth quarter ending 31 March 2012, the company will recognise a benefit of A$447.2 million (US$479.1 million) within income tax expense.

This benefit includes:

•	the refund of A$184.3 million (US$197.5 million), being 50% of the previous amended assessment paid by RCI

•	the reversal of the provision for the unpaid portion of the previous amended assessment, being A$184.3 million (US$197.5 million)

•	the refund of general interest charges of A$63.7 million (US$68.3 million) paid by RCI on the unpaid balance of the previous amended assessment during the appeal proceedings

•	the receipt of interest on overpayment of tax being A$121.8 million (US$130.5 million)

and is offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax, and deferred taxes that the company is required to recognise in association with undistributed profits.

James Hardie Industries SE, ARBN 097 829 895

Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

Under US GAAP, the foregoing accounting adjustments were appropriately excluded from the company’s financial results for the third quarter and nine months ended 31 December 2011. For the purposes of comparison, had the company recognized the benefit arising from the amended assessment and the receipt of amounts from the ATO at 31 December 2011, the pro forma Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Operations would have been as follows:

JAMES HARDIE INDUSTRIES SE

CONDENSED CONSOLIDATED BALANCE SHEET

(UNAUDITED)

(Millions of US dollars)	At 31 December 2011
	As Reported	Net Adjustment	Pro Forma

Current assets	453.5	396.0	849.5

Total assets	1,876.5	396.0	2,272.5

Current liabilities	300.5	113.8	414.3

Noncurrent liabilities	1,936.3	(187.2)	1,749.1

Total liabilities	2,236.8	(73.4)	2,163.4

Total shareholders’ (deficit) equity	(360.3)	469.4	109.1

JAMES HARDIE INDUSTRIES SE

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

(Millions of US dollars, except per share data)	Nine Months Ended 31 December 2011
	As Reported	Net Adjustment	Pro Forma

Selling, general and administrative expenses	(142.1)	0.5	(141.6)

Operating income	162.9	0.5	163.4

Income tax (expense) benefit	(35.1)	479.1	444.0

Net income	123.6	479.6	603.2

Earnings per share:

Basic	$0.28	1.10	1.38

Diluted	$0.28	1.10	1.38

End

Media/Analyst Enquiries:

Sean O’Sullivan – Vice President, Investor and Media Relations

+61 2 8274 5246

media@jameshardie.com.au

Disclaimer

This Company Statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.